UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       June 2004

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Interim Financial Statements (Unaudited) for the Quarter Ended March 31, 2004

2.

Certification of Interim Filings – CEO

3.

Certification of Interim Filings – CFO

4.

News Release dated June 2, 2004

5.

News Release dated June 21, 2004

6.

News Release dated July 6, 2004

7.

News Release dated July 26, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: August 23, 2004

                     Signed:  /s/ Joanne Freeze

                                                                               Joanne Freeze

                                                                               Director

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
March 31, 2004
(Stated in U.S. Dollars)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

DE VISSER GRAY

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of Candente Resource Corp. as at March 31, 2004 and the consolidated statements of operations and deficit, and cash flows for the three month period ended March 31, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia May 30, 2004

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

March 31,

December 31,

2004

2003

                     (audited)

A S S E T S

Current Assets Cash and cash equivalents	$ 3,362,350	$ 3,672,704
Amounts receivable	36,075	39,000
Subscriptions receivable	-	59,032
Prepaid expenses and deposits	133,654	123,009
	3,532,079	3,893,745
Mineral properties (Note 6)	3,430,350	3,108,000
Equipment (Note 5)	118,213	92,266
	$ 7,080,642	$ 7,094,011
L I A B I L I T I E Current Liabilities Accounts payable and accrued liabilities	S $ 81,990	$ 45,566
Due to related parties (Note 4)	25,240	14,967
	107,230	60,533
S H A R E H O L D E R S’ Share capital (Note 3)	E Q U I T Y 9,124,195	8,933,796
Contributed surplus (Note 3c)	1,210,916	1,014,725
Deficit	(3,361,699)	(2,915,043)
	6,973,412	7,033,478
	$ 7,080,642	$ 7,094,011

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

   Director

  Director

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
For the three months ended March 31,
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	2004	2003
Expenses
Amortization of equipment	$ 7,753	$ 2,025
Bank charges and interest	2,378	612
Corporate development	7,327	1,470
Foreign exchange (gain) loss	38,330	3,541
Interest income	(19,656)	(4,997)
International security	27,668	-
Investor relations	27,423	19,190
Legal, audit and accounting	17,617	12,864
Management and office salaries	26,132	13,500
Office, rent and miscellaneous	33,762	9,378
Promotion and travel	54,088	34,930
Regulatory and filing fees	12,097	9,544
Shareholder communications	13,300	1,940
Stock-based compensation expense (Note 3c)	196,191	-
Write-off of mineral properties	2,246	-
Loss for the period	(446,656)	(103,997)
Deficit, beginning of period	(2,915,043)	(1,313,545)
Deficit, end of period	$ (3,361,699)	$ (1,417,542)
Loss per share (Note 8)	$ (0.01)	$ 0.00
Weighted average number of shares outstanding	36,222,674	26,703,127

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
For the three months ended March 31,
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	2004	2003
Cash provided by (used for): Operating activities Loss for the per year	$ (446,656)	$ (103,997)
Adjustment for items not involving cash: Amortization of equipment	7,753	2,025
Stock based compensation	196,191	-
Write-off of mineral properties	2,246	-
Changes in non-cash working capital items: Amounts receivable	2,925	(14,270)
Promissory notes receivable	-	(9,911)
Prepaid expenses and deposits	(10,645)	39,300
Short term investments	-	(11,335)
Accounts payable and accrued liabilities	36,424	(36,888)
Due to related parties	10,273	(3,397)
Funds used for operating activities	(201,489)	(138,473)
Investing activities Acquisition of capital assets	(33,700)	(2,860)
Mineral property exploration costs	(311,121)	(268,012)
Mineral property acquisition costs	(46,965)	(15,200)
Mineral property cost recoveries	33,490	(15,200)
Funds used for investing activities	(358,296)	(301,272)
Financing activity Cash received for common shares issued	249,431	1,000,550
Net increase in cash and cash equivalents	(310,354)	560,805
Cash and cash equivalents, beginning of year	3,672,704	681,706
Cash and cash equivalents, end of year	$ 3,362,350	$ 1,242,511

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004
PERU	$ $		$ $		$
El Tigre Property Acquisition costs	57,100	9,600	66,700	(13,552)	53,148
Deferred exploration costs: Assays	2,967	-	2,967	-	2,967
Equipment maintenance and rental	-	396	396	-	396
Field supplies and travel expenses	12,935	1,371	14,306	-	14,306
Field office and personnel	24,430	4,825	29,255	-	29,255
Geological consulting	56,604	-	56,604	852	57,456
Maps and publications	8,578	-	8,578	-	8,578
	162,614	16,192	178,806	(12,700)	166,106
Lunahuana Property Acquisition costs	59,100	12,395	71,495	-	71,495
Deferred exploration costs: Assays	8,284	116	8,400	-	8,400
Equipment maintenance and rental	-	2,717	2,717	-	2,717
Field supplies and travel expenses	22,040	1,130	23,170	29	23,199
Field office and personnel	33,443	10,123	43,566	22	43,588
Geological consulting	99,773	2,549	102,322	-	102,322
Maps and publications	5,368	-	5,368	11	5,379
	228,008	29,030	257,038	62	257,100
Las Sorpresas Property Acquisition costs	54,465	8,474	62,939	(14,104)	48,835
Deferred exploration costs: Assays	4,371	-	4,371	-	4,371
Field supplies and travel expenses	-	199	199	-	199
Field office and personnel	17,024	3,728	20,752	-	20,752
Geological consulting	9,744	278	10,022	-	10,022
	85,604	12,679	98,283	(14,104)	84,179
Picota Property Acquisition costs	30,506	9,450	39,956	-	39,956
Deferred exploration costs: Assays	4,714	-	4,714	-	4,714
Equipment maintenance and rental	3,528	2,858	6,386	-	6,386
Field supplies and travel expenses	11,570	-	11,570	-	11,570
Field office and personnel	13,709	5,102	18,811	-	18,811
Geological consulting	38,527	-	38,527	-	38,527
Maps and publications	2,616	-	2,616	-	2,616

105,170

17,410

122,580

-

122,580

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004
Pamel Property	$ $		$ $		$
Acquisition costs	58,240	14,114	72,354	12	72,366
Deferred exploration costs: Assays	26,037	-	26,037	-	26,037
Equipment maintenance and rental	42,782	-	42,782	-	42,782
Field supplies and travel expenses	23,639	-	23,639	-	23,639
Field office and personnel	93,950	5,906	99,856	6	99,862
Geological consulting	114,936	-	114,936	-	114,936
Maps and publications	9,754	136	9,890	-	9,890
Options payments received	(145,000)	-	(145,000)	-	(145,000)
	224,338	20,156	244,494	18	244,512
Las Brujas Property Acquisition costs	10,801	3,000	13,801	-	13,801
Deferred exploration costs:				-
Assays	2,570	-	2,570	-	2,570
Field supplies and travel expenses	6,137	352	6,489	-	6,489
Field office and personnel	12,783	5,074	17,857	-	17,857
Geological consulting	13,647	562	14,209	-	14,209
Maps and publications	2,277	-	2,277	-	2,277
	48,215	8,988	57,203	-	57,203
Canariaco Property Acquisition costs	89,750	10,768	100,518	9,276	109,794
Deferred exploration costs:	-	355	355	23	378
Assays					378
Equipment maintenance and rental	-	756	756	1,123	1,879
Field supplies and travel expenses	4,207	1,440	5,647	1,051	6,698
Field office and personnel	21,843	32,165	54,008	8,293	62,301
Geological consulting	55,644	660	56,304	5,398	61,702
Maps and publications	3,114	7	3,121	129	3,250
	174,558	46,151	220,709	25,293	246,002

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004

Alto Dorado/Toril Property

Acquisition costs

Deferred exploration costs:

Assays

Equipment maintenance and rental

Field supplies and travel expenses

Field office and personnel

Geological consulting

Maps and publications

	$ $ 66,077 3,497 1,546 2,089 5,108 23,506 3,908	16,400 12,670 25,968 34,382 145,580 45,262 10,515	$ $ 82,477 16,167 27,514 36,471 150,688 68,768 14,423	2,014 4,760 5,636 9,882 58,186 73,718 2,270	$ 84,491 20,927 33,150 46,353 208,874 142,486 16,693
	105,731	290,777	396,508	156,466	552,974

Other Properties

Acquisition costs

Deferred exploration costs:

Assays

Equipment maintenance and rental

Field supplies and travel expenses

Field office and personnel

Geological consulting

Maps and publications

Option payments received

Write-down for impairment of properties

value

	102,263 17,239 18,573 42,139 66,880 101,316 17,032 (10,000) (25,000)	23,635 25,338 8,921 16,119 63,735 25,115 11,073 - -	125,898 42,577 27,494 58,258 130,615 126,431 28,105 (10,000) (25,000)	11,898 3,544 1,965 16,663 25,218 31,980 3,468 - -	137,796 46,121 29,459 74,921 155,833 158,411 31,573 (10,000) (25,000)
	330,442	173,936	504,378	94,736	599,114
Peru - Total	1,464,680	615,319	2,079,999	249,771	2,329,770

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004
CANADA (NEWFOUNDLAND)	$ $		$ $		$
Linear Property Acquisition costs	20,345	40,293	60,638	2,233	62,871
Deferred exploration costs: Assays	10,903	(6,574)	4,329	296	4,625
Drilling	-	50,281	50,281	-	50,281
Equipment maintenance and rental	4,608	2,372	6,980	1,290	8,270
Field supplies and travel expenses	22,001	23,290	45,291	557	45,848
Field office and personnel	24,668	2,591	27,259	1,309	28,568
Geological consulting	73,389	69,214	142,603	2,479	145,082
Maps and publications	1,228	354	1,582	-	1,582
Telecommunications	555	1,356	1,911	6	1,917
	157,697	183,177	340,874	8,170	349,044
Island Pond Property Acquisition costs	14,250	16,575	30,825	-	30,825
Deferred exploration costs:	271	14	285	-	285
Assays					285
Drilling	69,011	1,264	70,275	-	70,275
Equipment maintenance and rental	925	113	1,038	-	1,038
Field supplies and travel expenses	1,663	(1,441)	222	-	222
Field office and personnel	197	115	312	-	312
Geological consulting	6,942	3,043	9,985	-	9,985
Maps and publications	331	74	405	-	405
Telecommunications	-	50	50	-	50
	93,590	19,807	113,397	-	113,397

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

Balance December 31, 2002		Net Expenditures (w/o or recovery)	Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004
Virgin Arm Property $	$		$ $		$
Acquisition costs	3,400	(3,284)	116	-	116
Deferred exploration costs: Assays	2gr,610	1,143	3,753	8	3,761
Equipment maintenance and rental	2,806	944	3,750	58	3,808
Field supplies and travel expenses	6,571	4,438	11,009	16	11,025
Field office and personnel	14,255	1,572	15,827	69	15,896
Geological consulting	51,704	20,958	72,662	851	73,513
Maps and publications	72	30	102	-	102
Telecommunications	378	365	743	-	743
	81,796	26,166	107,962	1,002	108,964
Staghorn Property Acquisition costs	12,736	62,345	75,081	15,128	90,209
Deferred exploration costs: Assays	813	2,556	3,369	250	3,619
Equipment maintenance and rental	-	2,108	2,108	3,450	5,558
Field supplies and travel expenses	1,072	9,411	10,483	1,907	12,390
Field office and personnel	-	2,696	2,696	3,507	6,203
Geological consulting	6,482	42,461	48,943	38,849	87,792
Maps and publications	-	260	260	-	260
Telecommunications	-	838	838	100	938
	21,103	122,675	143,778	63,191	206,969
Duder Property Acquisition costs	-	-	-	-	-
Deferred exploration costs: Assays	-	1,999	1,999	30	2,029
Equipment maintenance and rental	-	883	883	402	1,285
Field supplies and travel expenses	-	2,947	2,947	111	3,058
Field office and personnel	-	896	896	934	1,830
Geological consulting	-	29,934	29,934	2,617	32,551
Maps and publications	-	2	2	-	2
Telecommunications	-	390	390	12	402
	-	37,051	37,051	4,106	41,157

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance Net December 31, Expenditures 2003 (w/o or recovery)		Balance March 31, 2004
Paul’s Pond Property	$ $		$ $		$
Acquisition costs	6,368	29,479	35,847	569	36,416
Deferred exploration costs: Assays	612	361	973	23	996
Equipment maintenance and rental	-	343	343	575	918
Field supplies and travel expenses	419	1,269	1,688	158	1,846
Field office and personnel	-	419	419	456	875
Geological consulting	-	32,138	32,138	4,108	36,246
Maps and publications	-	17	17	-	17
Telecommunications	-	151	151	17	168
	7,399	64,177	71,576	5,906	77,482
Eastern Pond Property Acquisition costs	16,040	(16,040)	-	-	-
Deferred exploration costs: Assays	638	(638)	-	-	-
Equipment maintenance and rental	1,674	(1,674)	-	-	-
Field supplies and travel expenses	2,362	(2,362)	-	-	-
Field office and personnel	-	-	-	-	-
Geological consulting	11,347	(11,347)	-	-	-
Telecommunications	146	(146)	-	-	-
	32,207	(32,207)	-	-	-
Other Properties Acquisition costs	111,396	(39,759)	71,637	-	71,637
Deferred exploration costs: Assays	18,402	(10,002)	8,400	-	8,400
Equipment maintenance and rental	12,957	(5,069)	7,888	(2,895)	4,993
Field supplies and travel expenses	29,568	(289)	29,279	-	29,279
Field office and personnel	30,755	(15,420)	15,335	(11,225)	4,110
Geological consulting	103,867	(25,658)	78,209	4,324	82,533
Maps and publications	954	(94)	860	-	860
Telecommunications	14,165	(12,410)	1,755	-	1,755
	322,064	(108,701)	213,363	(9,796)	203,567
Canada Total	715,856	312,145	1,028,001	72,579	1,100,580
Mineral Properties	2,180,536	927,464	3,108,000	322,350	3,430,350

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
March 31, 2004
(Unaudited - See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discover of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable productions or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company has a net working capital balance of $3,424,849 as at March 31, 2004 (December 31, 2003 - $3,833,212).

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements dated December 31, 2003, both of which were prepared in accordance with the Canadian Generally Accepted Accounting Principles. The results for the three month period ended March 31, 2004 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3.

SHARE CAPITAL AND RELATED INFORMATION

a) b)	Authorized: Unlimited number of common shares without par value Issued
		March 31, 2004		December 31, 2003
		Number of Shares $		Number of Shares $
	Balance, beginning of year	34,387,454	8,933,796	23,333,803	4,204,815
	Private Placements	-	-	5,908,333	3,638,105
	Stock options	210,500	39,804	976,566	166,286
	Warrants	780,000	150,595	3,902,752	774,533
	Mineral Properties	-	-	266,000	150,057
	Balance, end of period	35,377,954	9,124,195	34,387,454	8,933,796
c)	Share purchase options

	Options	Weighted- Average Exercise Price ($CDN)	Expiry Date Range
Outstanding & exercisable at December 31, 2003	3,629,584	0.52	May 15, 2005 - October 31, 2008
Granted	600,000	0.80	March 2, 2009
Exercised	(210,500)	0.25	January 3, 2007 - January 17, 2008
Outstanding & exercisable at March 31, 2004	4,019,084		May 15, 2005 - March 2, 2009

3. SHARE CAPITAL AND RELATED INFORMATION

(continued)

During the current period, the Company recorded stock-based compensation expense of US$196,191.

The fair value of options included in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.45%; an expected life of 5 years; an expected volatility of 33%; and no expectation for the payment of dividends.

a)

Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price ($ Cdn)	Expiry Date
614,750	0.49	May 16, 2004
305,000	0.60	August 19, 2004
850,000	1.10	February 21, 2005
312,500	1.00	October 21, 2005
166,667	1.50	June 10, 2005
125,000	1.65	June 30, 2005
2,373,917	Weighted-average exercise price Cdn $0.92

b)

The Company has issued 375,000 shares which are held in escrow, their release being subject to regulatory acceptance.

4.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid $3,465 in 2004 (2003 - $3,465) for management fees and $28,335 (2003 - $27,895) for geological consulting services and at March 31, 2004 were owed $25,240 (2003 - $9,696).

5.

MINERAL PROPERTY AGREEMENTS DURING THE THREE MONTH PERIOD ENDED MARCH 31, 2004

The Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasability study, and also has a right of first offer on all other properties in Newfoundland.

The Company entered into an option agreement with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in the El Tigre and one other gold property in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008. The Company remains the operator of the exploration program for the period of the agreement and $30,000 in option payments were received during the current interim period.

6.	SEGMENTED INFORMATION
		March 31,	December 31,
		2004	2003
Assets by geographic segment: Canada		$ 4,481,563	$ 4,757,688
Peru		2,599,079	2,336,323
		$ 7,080,642	$ 7,094,011

7. SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to March 31, 2004:

•

The Company issued 401,750 common shares pursuant to the exercise of options and warrants for total proceeds of Cdn$93,278, of which Cdn$49,000 was from the issue of flow-through shares.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Joanne Freeze, Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending March 31, 2004;

            2.          Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.         Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2004

“Joanne Freze”

Joanne Freeze

Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Peter de Visser, Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp. (the “issuer”) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 30, 2004

“Peter de Visser”

Peter de Visser

Chief Financial Officer

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE – GOLDCORP UPDATE ON NEWFOUNDLAND EXPLORATION

Release No. 102

                                                                                                 DNT:TSX-V

Vancouver, British Columbia, June 2nd, 2004: Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to report that exploration has identified several high chargeability zones on the Staghorn gold property in Newfoundland. Goldcorp Inc. – GG:NYSE; G:TSX (“Goldcorp”) has the right to earn a 70% interest in the Staghorn property by financing all exploration and acquisition costs and completing a bankable feasibility study by January 2010.

The high chargeability zones appear to be associated with gold mineralization as they both occur within the same structural trend. The high chargeability signature also fits that expected for a sulphide bearing gold system similar to the type of mineralization found to date on the property. The high chargeability zones were identified by a recently completed Induced Polarization (IP) survey and occur over a 3.2 kilometre (km) length. Gold has been identified to date at several locations over 2.5 km of the same trend.

Gold mineralization (0.5 to 25.7 grams per tonne (gpt)) is evident in three main trenched zones in bedrock, angular rock float, soils and heavy mineral concentrate (HMC) samples. Gold values ranging from 0.5 to 13.5 gpt (several in the 1.5 to 5 gpt range) occur in the main zone in rocks comprising 1 metre (m) channels in trenches, selected samples and angular float in pits over a 70 by 30m area. Outside the trenched area overburden masks outcrop exposure over much of the property.

The styles of mineralization, host rocks, structural setting and geochemical signature found to date on the Staghorn Property are all typical of intrusion hosted-orogenic deposits such as the 175 and 19 million ounce gold deposits at Muruntau and Kumtor in Central Asia.

For more technical details please refer to: http://www.candente.com/s/projects_staghorn.asp

Candente also continues to advance exploration on other properties in Newfoundland and is pleased to announce it has optioned the Duder Lake gold property from Roland Quinlan and Quest Inc. of Newfoundland. Option terms include: cash payments totalling Cdn$105,000; issuance of a total of 130,000 common shares; and an aggregate of Cdn$275,000 in exploration expenditures over four years. Candente has the right to acquire an undivided 100% interest in the property subject to a 2.5% Net Smelter Return royalty (NSR). The NSR royalty may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. First year exploration commitments of $25,000 have been met. At Duder Lake gold mineralization has been found in several trenches and shallow drill holes over a 2.5 km length along a north-northeast trending shear system. Candente has recently identified high chargeability (IP) zones which appear to be associated with the gold mineralization.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. The company relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

FIRST QUARTER 2004 RESULTS

June 21st, 2004

Release No. 103

DNT:TSX-V

Candente Resource Corp. (the Company) reports the following highlights from the First Quarter of 2004:

The Company confirms that its unaudited interim financial statements for the first quarter ended March 31, 2004 were filed on SEDAR on May 31, 2004 as required by applicable securities laws.

The following discussion and analysis is for the period ended March 31, 2004 compared with the period ended March 31, 2003. This information is current to May 28, 2004 and has not been reviewed by the Company’s auditors.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations) in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Company incurred a loss of $446,656 in 2004 ($0.01 per share) compared with a loss of $103,997 in 2003 ($0.00 per share). The difference of $342,552 arose primarily as a result of adopting the new stock-based compensation rules as required by the Canadian Institute of Chartered Accountants; an amount which accounted for $196,191 of the incurred loss, however this amount is a non-cash item. The Company also wrote off $2,246 in mineral property costs. These properties written-off were all located in Newfoundland. The other two prime components of incurred costs was in promotion and travel (increase of $19, 158) and office and salary costs (increase of $24,384). There was a contribution against costs of $19,656 interest income. The increase in overhead was incurred due to the increase in activities of the Company made possible by the successful capital raising activities during the previous year and the resultant additional exploration conducted on the properties.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chico. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. During the past several months the Company has carried out geological mapping, geochemical sampling, geophysical surveys and overburden drilling on the property. Geophysical data is currently being compiled with the geological and geochemical data and several drill targets have been delineated. Diamond drilling on these targets is scheduled to begin at the end of May 2004. To March 31, 2004, the issuer company has spent approximately $552,974 U.S. on exploration and approximately $500,000 U.S. will be spent on the planned drilling.

CANDENTE RESOURCE CORP. DNT:TSX-V – NEWS RELEASE 103

June 21, 2004

Canariaco

Canariaco is located within the Western Cordillera of the Peruvian Andes. The Canariaco property hosts porphyry copper-gold prospects. The exploration carried out to date consists of geological mapping, geochemical sampling (including a soil grid) and geophysical surveys. All this data is currently being compiled and drill targets are being delineated. Drilling is scheduled to commence in the third quarter of 2004. To March 31, 2004, the Company has spent approximately $246,002 U.S. and approximately $500,000 U.S. will be spent this year on exploration.

Staghorn

The Staghorn property is located in Southwestern Newfoundland, approximately 60 kilometres southeast of the seaport of Stephenville. Large tonnage gold potential with similarities to intrusion-hosted orogenic deposits in the Tien Shans in Central Asia (Muruntau and Kumtor: 175 and 19 Moz) has been recognized on the Staghorn Property. Similarities include host rocks, structural setting, alteration, mineralization and metal suites. During the Summer of 2003, the Company carried out exploration on the property which included an interpretation of a 1981 Airborne magnetic/EM Survey for structure, geology and magnetic anomalies; collection of 15 lake bottom sediment samples; 89 rock float, grab and channel samples (mostly from trenching); and geological mapping. In the first part of 2004, Induced Polarization (IP) and magnetics (geophysical) surveys were conducted. Further trenching and a drill program are planned for the remainder of 2004. The issuer has spent approximately $206,970 to date, and approximately $200,000 CDN will be spent this year on exploration.

Summary of Quarterly Results

Net loss by quarter

                                                         Q1

Q2

Q3

Q4

Total

                                                            $                          $

$

$

$

2004

(441,549)                           -

                            -                             -                       (441,549)

2003

(103,997)

(115,483)

(80,290)

(1,229,889)

(1,529,659)

2002

(52,531)

(189,856)

(117,552)

(77,726)

(437,665)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain. The loss in the first quarter of 2004 was primarily due to the recognizing of stock-based compensation of $196,191. Additional costs are incurred due to increasing office space to handle increased exploration activity.

Capital Resources and Liquidity

The Company’s financial resources increased during the quarter with $190,399 raised by the issue of 990,500 shares on the exercise of option and warrants.

The Company has adequate financial resources to conduct its activities for the balance of the year and currently does not anticipate difficulties in raising additional funding if needed. The Company’s outstanding stock options of 3,673,200 options of the total 4,006,534 options outstanding and warrants of 919,750 of the total of 2,373,917 warrants outstanding that are currently “in the money” and are potentially exercisable to generate $1,962,875 in additional funding.

There is however, no assurance that any future funding can be accomplished as it would be wholly dependent on the state of the capital markets for junior gold exploration companies. The Company does not anticipate the payment of dividends in the future.

2

CANDENTE RESOURCE CORP. DNT:TSX-V – NEWS RELEASE 103
June 21, 2004

Off -Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 4 to the Financial Statements.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-bases compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, short-term investments, receivables, accounts payable and accrued liabilities, some of which are denominated either in Canadian dollars, U.S. dollars or Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the three months ended March 31, 2004, the Company recorded a loss of $38,330 while in 2002 a loss of $3,541 was recorded for foreign exchange. The loss on the loan was partially offset by the Company minimizing its foreign exchange risk by maintaining low account balances in U.S. dollars and Peruvian soles, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in soles or U.S. dollars.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at May 14, 2004, there were 36,052,704 common shares outstanding.

The Company has a stock option plan: As at May 14, 2004, there were 4,006,534 stock options outstanding, all of which have vested.

The Company has outstanding as at May 14, 2004 of 1,759,167 warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge

CANDENTE RESOURCE CORP. DNT:TSX-V – NEWS RELEASE 103

June 21, 2004

future risk to the extent it feels is warranted. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. The company relies upon litigation protection for forward-looking statements.

4

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE COMMENCES DRILLING PROGRAM ON ALTO DORADO, NORTHERN PERU

Release No. 104

DNT:TSX-V

Vancouver, British Columbia, July 6, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to announce that the company has commenced diamond (core) drilling on its wholly-owned Alto Dorado property located in Northern Peru. A total of 3,000 meters (“m”) (9840 feet) of core drilling is currently planned for the Alto Dorado property and is expected to be carried out in two phases. The same drill will be used to carry out an additional 3,000 m of core drilling on Candente’s wholly-owned Canariaco Copper project.

The first phase of drilling at Alto Dorado will be carried out on the Toril and Ana high sulphidation gold zones and is expected to take approximately six weeks. Drilling is being conducted by Kluane Drilling of Vancouver, B.C. using a very portable rig which requires no road-building and minimal site disturbance. Results will be announced when all Phase One data has been received and compiled.

For more technical information on the Alto Dorado property please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Candente is also pleased to announce the appointment of Michael Casselman, P.Geo. to the Board of Directors. Michael joined the company in February of 2004 as Manager Exploration and brings over 35 years of international mining exploration experience to the Candente team. Since joining Candente, he has been instrumental in leading exploration teams in both Peru and Newfoundland in the evaluation and advancement of Candente properties. His wealth of experience in evaluating projects and managing exploration teams especially in Latin America and in copper exploration has proven to be a great asset for Candente.

Michael started working with Cominco Ltd. in 1969, upon graduation from the University of B.C. He obtained an M.Sc. in Geology in 1977. Michael was directly involved from feasibility to production with the Highland Valley Copper Mine in British Columbia, Canada's largest copper mine and one of the largest copper mining/concentration operations in the world. He was also in charge of exploration both at the mine and in the surrounding district in the 1980's. Michael was involved with copper exploration in Latin America with Cominco when he relocated to Santiago, Chile as Manager Exploration Chile in the mid 1990's and later as Administration Manager, International Exploration based in Vancouver. He was also instrumental in the discovery of several volcanogenic massive sulphide (gold-silver-copper-lead-zinc) deposits at Hackett River, NWT in the 1970’s and at Tulsequah Chief, B.C. in the late 1980’s. Michael retired from Cominco in 1999 after holding the position of Exploration Manager. Following retirement he has consulted for and served on the board of several junior mining companies.

Candente also announces that the Company has granted incentive stock options to directors, employees and consultants to purchase a total of 111,000 shares exercisable at a price of $0.70 per share for a period of five years.

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail to info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

GOLDCORP - CANDENTE TO DRILL STAGHORN PROPERTY IN NEWFOUNDLAND

Release No. 105

DNT: TSX-V

Vancouver, British Columbia, July 26th, 2004. Candente Resource Corp. - DNT:TSX-V (“Candente”) is pleased to announce that the Company has received approval and funding from Goldcorp Inc. - GG:NYSE; G:TSX (“Goldcorp”) to carry out a Phase I drilling program on the Staghorn property in Newfoundland. The Strategic Partnership Agreement between Candente and Goldcorp allows Goldcorp to earn up to a 70% interest in the Staghorn property by assuming all expenditure obligations and completing bankable feasibility studies by January 2010.

New Valley Drilling of Springdale Newfoundland has been contracted to conduct the initial 2,700 metres (m) of diamond (core) drilling on the property. Drilling is expected to commence in August this year. The styles of mineralization, host rocks, structural setting and geochemical signature found to date on the Staghorn Property are all typical of intrusion hosted-orogenic deposits such as the 175 and 19 million ounce gold deposits at Muruntau and Kumtor in Central Asia.

Several drill targets have been delineated over a 2.5 km trend where gold mineralization has been found on surface at several locations and high chargeability zones extending to depth appear to be associated with gold mineralization.

The gold mineralization (0.5 to 25.7 grams per tonne (gpt) gold) is evident in three main trenched zones in bedrock, angular rock float, soils and heavy mineral concentrate (HMC) samples. Gold values ranging from 0.5 to 13.5 gpt (several in the 1.5 to 5 gpt range) occur in the main zone in rocks comprising one metre channels in trenches, selected samples and angular float in pits over a 70 by 30 m area. Outside the trenched area overburden masks outcrop exposure over much of the property.

The high chargeability zones appear to be associated with gold mineralization as they both occur within the same structural trend. The high chargeability signature also fits that expected for a sulphide bearing gold system similar to the type of mineralization found to date on the property. The high chargeability zones were identified by an Induced Polarization (IP) survey and occur over a 3.2 km extent.

The Staghorn property is located in southwestern Newfoundland, approximately 60 kilometers southeast of the seaport of Stephenville. Commercial air service is available to Stephenville and access by road from Stephenville is a 45 minute trip. The physiography of the property is characterized by rolling hills with stunted evergreen growth, shallow lakes and bogs with elevations ranging between 200 and 400 meters above sea level.

For more technical details please refer to: http://www.candente.com/s/projects_staghorn.asp

Candente is also currently drilling on the Alto Dorado gold property in Peru. For more information regarding the Alto Dorado Property, please refer to: http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Candente is a well-funded mineral exploration company focused on the acquisition and exploration of world-class gold and copper projects. Management has a strong geological/technical focus and a track record of discovering world-class mineral deposits. Candente has a policy of ensuring that its exploration and development activities are beneficial to the local communities. For more information visit www.candente.com, call us at (604) 689-1957, toll free 1-877-689-1964 or e-mail info@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.